UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 1, 2014

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1	Press release of WNS (Holdings) Limited dated October 1, 2014.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form S-8 (File No. 333-191416).

Other Events

On October 1, 2014, WNS (Holdings) Limited announced its contract renewal with Aviva.

A copy of the press release dated October 1, 2014 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release of WNS (Holdings) Limited dated October 1, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: October 1, 2014

WNS (HOLDINGS) LIMITED

By:	/s/ Ronald D’Mello
Name:	Ronald D’Mello
Title:	General Counsel

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated October 1, 2014.